Ballard Power Systems Inc.

News Release

Ballard CEO to Present at 27th Annual ROTH Conference in Dana Point, CA

For Immediate Release – February 20, 2015

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) has announced that Randy MacEwen, President & Chief Executive Officer will present during the 27th Annual ROTH Conference at The Ritz Carlton Hotel in Dana Point, California on Tuesday, March 10th, 2015 at 11:00 a.m.

During his presentation, Mr. MacEwen will discuss Ballard’s strategic direction within the fast-growing fuel cell and clean energy areas and will provide a review of the Company’s latest reported results. Throughout the day Mr. MacEwen and Tony Guglielmin, Chief Financial Officer will be available for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com